Exhibit (a)(5)(E)

Media Contacts	Investor Contact
Sard Verbinnen & Co	Georgeson Inc.
Jim Barron (212) 687-8080	Tom Gardiner (212) 440-9872
Andrew Cole (415) 618-8750

ASTELLAS TO TERMINATE OFFER FOR CV THERAPEUTICS

Tokyo, Japan, March 16, 2009 – Astellas Pharma Inc. (“Astellas”) today announced that it will terminate its $16.00 per share offer for CV Therapeutics, Inc. (Nasdaq: CVTX) and will not propose directors for the CV Therapeutics Board of Directors or make any other proposals at CV Therapeutics’ 2009 annual meeting. Astellas also intends to withdraw a related lawsuit in the Delaware Chancery Court against CV Therapeutics and its directors. Astellas is a disciplined acquirer and does not see value for Astellas stockholders in CV Therapeutics at the price level of the sale announced on March 12.

About Astellas
Astellas Pharma Inc., with global headquarters in Tokyo and US headquarters in Deerfield, Illinois, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. The organization is committed to becoming a global pharmaceutical company by combining outstanding R&D and marketing capabilities and continuing to grow in the world pharmaceutical market.

Astellas was formed by the historical merger of Japan’s third and fifth largest pharmaceutical companies - Yamanouchi, founded in 1923, and Fujisawa, founded in 1894. Today, Astellas is one of the largest pharmaceutical companies in Japan with a market capitalization of approximately $17.7 billion as of January 26, 2009, and, for the fiscal year ended March 31, 2008, net income of approximately $1.8 billion.

The company has approximately 14,000 employees worldwide. This includes 7,500 in Japan, 3,300 in Europe, 2,200 in North America and 1,000 in Asia. Some of Astellas’ core products in the US are: Lexiscan® (regadenoson) and Adenoscan® (adenosine injection), pharmacologic stress agents indicated for radionuclide myocardial perfusion imaging/scintigraphy (MPI/S) in patients unable to undergo adequate exercise stress; Prograf® (tacrolimus), an immunosuppressant indicated for the prophylaxis of organ rejection in patients receiving organ transplants; and VESIcare® (solifenacin succinate), indicated for the treatment of overactive bladder with symptoms of urgency, frequency, and urge incontinence.

Astellas is publicly traded on the Tokyo Stock Exchange. For more information about Astellas Pharma Inc., please visit www.astellas.com. For more information about Astellas Pharma US, Inc., please visit http://www. us.astellas.com/.

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